DELL INC.

One Dell Way

Round Rock, Texas 78682

October 30, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas Panos

Division of Corporation Finance

Re:	Dell Inc.

Form RW, Withdrawal of Registration Statement on Form S-3

File No. 333-172872

Ladies and Gentlemen:

This letter constitutes an application by Dell Inc. (the “Company”) pursuant to Rule 477 under the Securities Act of 1933 (the “Act”) for an order permitting the Company to withdraw its Registration Statement on Form S-3, including all exhibits thereto (File No. 333-172872), that was initially filed with the Commission on March 16, 2011 and amended by pre-effective amendment on June 1, 2011 (the “Registration Statement”). The Registration Statement was declared effective on June 1, 2011.

On October 29, 2013, the Company completed the merger contemplated by the Agreement and Plan of Merger, dated as of February 5, 2013, as amended by Amendment No. 1 thereto, dated as of August 2, 2013 (the “Merger Agreement”), by and among the Company, Denali Holding Inc., a Delaware corporation (“Parent”), Denali Intermediate Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Intermediate”), and Denali Acquiror Inc., a Delaware corporation and a wholly-owned subsidiary of Intermediate (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub was merged with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly-owned subsidiary of Intermediate. As a result, the Company has determined that it is in its best interest to withdraw the Registration Statement at this time.

No securities have been sold or will be sold in connection with or pursuant to the Registration Statement.

We understand that the fees paid in connection with the Registration Statement will not be refunded, but request that, in accordance with Rule 457(p) under the Act, such fees be credited for future use by the Company or Parent.

Please address any questions concerning this matter to the undersigned at telephone number (512) 338-4400.

Very truly yours,

Dell Inc.

By:	/s/ Janet B. Wright
Name:	Janet B. Wright
Title:	Vice President and Assistant Secretary